2000 FIRST TENNESSEE BUILDING
165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
phone: 901.526.2000
FAX: 901.577.2303

www.bakerdonelson.com

Jackie G. Prester

Direct Dial: 901.577.8114

Direct Fax: 901.577.0762

E-Mail Address: jprester@bakerdonelson.com

April 24, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	eOn Communications Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed April 10, 2014
File No. 333-193837

Dear Mr. Spirgel:

On behalf of eOn Communications Corporation (“eOn”), we are writing in response to the comments from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated April 18, 2014 to eOn providing comments on Amendment No. 1 to eOn’s Registration Statement on Form S-4, which was filed with the Commission on April 10, 2014, amending eOn’s initial Registration Statement on Form S-4, which was filed with the Commission on February 7, 2014 (as amended, the “Form S-4”). For the Staff’s convenience, the Staff’s comments have been restated below in their entirety, with eOn’s response to a particular comment set out immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs in the comment letter from the Staff. Please note that we are simultaneously filing Amendment No. 2 to the Form S-4 (“Amendment No. 2”). We are providing Ms. Kate Beukenkamp with a courtesy copy of Amendment No. 2 marked to show changes from Amendment No. 1.

Questions and Answers About the Merger, The Transition Transactions…, page 2

Current Structure, page 1

1. We note your response to comment 2 from our letter dated March 5, 2014 including the added charts. Revise the pre-merger chart to clarify the related party percentage co-ownership of eOn Communications Corp.’s operating subsidiaries. Revise the post-merger chart to identify the ownership of the former eOn Communications Corp.’s subsidiaries.

Management’s Response:

Amendment No. 2 amends the chart depicting the corporate structure and ownership as requested. See Amendment No. 2 at page 1.

Summary of the Proxy Statement/Prospectus, page 12

2. We note your response to comment 3 including the reference to Note 9 on page F-89. Disclose whether these unconditional guaranteed payments are indefinite, subject to renewal or terminate by a certain date or dollar amount paid. Lastly, discuss whether Inventergy has made any ongoing net revenue payments to date.

Management’s Response:

The disclosure has been revised as requested. See Amendment No. 2 at page F-89.

Risk Factors, page 21

New legislation, regulations or court rulings related to enforcing patents could harm…, page 27

3. We note your response to comment 6. Clarify why the U.S. government’s restrictions on licensing technology from Huawei “impose no limitations on Inventergy’s ability to license” patent assets purchased from Huawei to the U.S. government.

Management’s Response:

The disclosure has been revised as requested. See Amendment No. 2 at page 27.

The Transition Agreement, page 65

4. We note your response to comment 4 and your added disclosure on page 65. Please explain Cortelco’s role in selling Lock Products under the Actuator Agreement.

Management’s Response:

Upon the effective date of the Merger, Cortelco will assign the Actuator Agreement to eOn Subsidiary, which will be responsible for selling the Lock Products. Cortelco's role with respect to the Lock Products after the effective date of the Merger will be to provide eOn Subsidiary with the support services pursuant to the Fulfillment Services Agreement, as described on pages 65 and 66 of Amendment No. 2. We have amended the disclosure to clarify Cortelco’s role with respect to the Actuator Agreement after the completion of the Merger. See Amendment No. 2 at page 65.

Business of Inventergy, page 128

5. We note your response to comment 12. Please expand the disclosure to discuss what it means for 197 of the patent assets to be “standards relevant” (page 136).

Management’s Response:

The disclosure has been revised as requested. See Amendment No. 2 at page 136.

6. We note your response to comment 14 among other comments addressing Inventergy’s business operations and activities. Please revise your disclosure here, and where appropriate, to discuss how Inventergy has used the patents it acquired through monetization or other business operations.

2

Management’s Response:

The disclosure has been revised as requested. See Amendment No. 2 at pages 27, 134 and 141.

In connection with responding to the Staff’s comments, eOn acknowledges in Exhibit A to this Letter the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve eOn from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	eOn may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require any further information, please do not hesitate to contact me at (901) 577-8114.

Very truly yours,

/s/ Jackie Prester
Jackie Prester, Esq.
Baker, Donelson, Bearman, Caldwell &
Berkowitz, PC

cc:	Via E-Mail
Securities and Exchange Commission
Kate Beukenkamp, Attorney-Advisor

eOn Communications Corporation
Steve Swartz, Principal Executive Officer
Lee Bowling, Chief Financial Officer

Inventergy, Inc.
Joseph W. Beyers, Chief Executive Officer
Wayne Sobon, Senior Vice President, General Counsel and Secretary

Ellenoff Grossman & Schole LLP
Joseph Smith, Esq.
Tamar Donikyan, Esq.
Kathleen L. Cerveny, Esq.

3

Exhibit A

eOn Communications Corporation

1703 Sawyer Road

Corinth, Mississippi 38834

In connection with its response to the United States Securities and Exchange Commission’s (the “Commission”) comment letter, dated April 18, 2014, eOn Communications Corporation (the “Registrant”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eOn Communications Corporation

By:	/s/ Stephen Swartz
Name: Stephen Swartz
Title: Principal Executive Officer